SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, par value $0.0001
(Title of Class of Securities)
316816107
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation* $18,000,000	Amount of filing fee** $2,089.80
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,803,607 shares of outstanding common stock of 57th Street General Acquisition Corp., par value $0.0001 per share, at the tender offer price of $9.98 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $116.10 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626.49	Filing Party: 57th Street General Acquisition Corp.
Form or Registration No.: Schedule To-I	Date Filed: February 22, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Introduction
     57th Street General Acquisition Corp., a Delaware corporation (“57th Street” or the “Company”), hereby amends and restates its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2011, as amended on March 18, 2011, March 23, 2011, March 31, 2011 and April 7, 2011 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 5, relates to the offer by 57th Street to purchase up to 1,803,607 shares of its common stock, par value $0.0001 (“Common Stock”) per share (the “Common Shares”), at a price of $9.98 per share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Third Amended and Restated Offer to Purchase dated April 18, 2011 (the “Offer to Purchase”), filed herewith as Exhibit (a)(1)(O) to this Schedule TO, and the Third Amended and Restated Letter of Transmittal (the “Letter of Transmittal”, filed as Exhibit (a)(1)(P) to this Schedule TO (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer expires at 5:00 p.m., New York City time, on Thursday, April 21, 2011, unless the Offer is extended. This Amendment No. 5, as it amends and restates the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
     All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(O) and (a)(1)(P), is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     The name of the issuer is 57th Street General Acquisition Corp., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 590 Madison Avenue, 35th Floor, New York, New York 10022. 57th Street’s telephone number is (212) 409-2434. The information set forth in the section of the Offer to Purchase titled “Information About the Companies” is incorporated herein by reference.
(b) Securities.
     This Schedule TO relates to the Company’s common stock, par value $0.0001 per share. As of February 22, 2011, the date of commencement of the tender offer, there were approximately 6,062,556 shares issued and outstanding (of which 5,456,300 shares were issued in the Company’s initial public offering, or IPO).
(c) Trading Market and Price.
     The information set forth in the sections of the Offer to Purchase titled “Information About the Companies” and “Price Range of Securities and Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
     The name of the filing person and subject company is 57th Street General Acquisition Corp. 57th Street’s business address is 590 Madison Avenue, 35th Floor, New York, New York 10022. 57th Street’s telephone number is (212) 409-2434.
     The executive officers and directors of 57th Street General Acquisition Corp. are set forth in the following table:

Name	Position(s)
Mark D. Klein	Chairman of the Board of Directors, Chief Executive Officer, President and Director
Paul D. Lapping	Chief Financial Officer, Secretary, Treasurer and Director
Frederick G. Kraegel	Director
Leonard A. Potter	Director
Andrew A. Fink	Director
     The address and telephone number of each executive officer and director is: c/o 57th Street Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022, telephone (212) 409-2434.
Item 4. Terms of the Transaction.
(a) Material Terms.
     (1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Shares; Purchase Price; No Proration” is incorporated herein by reference.
     (1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.
     (1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
     (1)(iv) Not applicable.
     (1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.
     (1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.
     (1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.
     (1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.
     (1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.
     (1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Beneficial Ownership of Securities—Voting Interests of Existing 57th Street Stockholders Following the Transaction” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

     (1)(xi) The information set forth in the section of the Offer to Purchase titled “The Transaction—Anticipated Accounting Treatment” is incorporated herein by reference.
     (1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” are incorporated herein by reference.
     (2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction” and “The Business Combination Agreement” are incorporated herein by reference.
     (2)(iii) The information set forth in the section of the Offer to Purchase titled “The Transaction” is incorporated herein by reference.
     (2)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers”and “Risk Factors” are incorporated herein by reference.
     (2)(v) The information set forth in the section of the Offer to Purchase titled “Material Differences in the Rights of 57th Street Stockholders Following the Transaction” is incorporated herein by reference.
     (2)(vi) Not applicable.
(b) Purchases.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination Agreement,” “Certain Relationships and Related Transactions” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Business Combination Agreement,” “Related Agreements,” “Management of 57th Street,” “Certain Relationships and Related Transactions,” “Beneficial Ownership of 57th Street Securities,” “The Offer— Purpose of the Offer; Certain Effects of the Offer” and “Description of Securities” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Business Combination Agreement” and “The Offer— Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “Related Agreements” are incorporated herein by reference.
(c) Plans.
     The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Business Combination Agreement,” “Business of Crumbs,” “Management of 57th Street Following the Transaction,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities” and “Price Range of Securities and Dividends” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Sources of Funds.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions.

     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination Agreement—Conditions to Closing the Transaction” and “The Offer—Conditions of the Offer” is incorporated herein by reference.
(d) Borrowed funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities ownership.
     The information set forth in the sections of the Offer to Purchase titled “The Business Combination Agreement—Consideration to be Paid” and “Beneficial Ownership of 57th Street Securities” is incorporated herein by reference.
(b) Securities transactions.
     The information set forth in the sections of the Offer to Purchase titled “Beneficial Ownership of 57th Street Securities” and “Certain Relationship and Related Transactions” and “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” are incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the section of the Offer to Purchase titled “The Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a) Financial Information.
     The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Selected Unaudited Condensed Consolidated Pro Forma Financial Information,” “Comparative Share Information,” “Index to Financial Statements of 57th Street” and “Index to Financial Statements of Crumbs” are incorporated herein by reference.
(b) Pro Forma Information.
     The information set forth in the sections of the Offer to Purchase titled “Selected Unaudited Condensed Consolidated Pro Forma Financial Information” and “Unaudited Pro Forma Consolidated Financial Statements” are incorporated herein by reference.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed as Exhibits (a)(l)(O) and, (a)(l)(P) hereto, is incorporated herein by reference.
(b) Other Material Information.
          The information set forth in the sections of the Offer to Purchase titled “Forward-Looking Statements,” “Related Agreements,” “Material Differences in the Rights of 57th Street Stockholders Following the Transaction,” “Business of 57th Street,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of 57th Street,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crumbs,” “Appraisal Rights,” and “Where You Can Find More Information” are incorporated herein by reference.

Item 12. Exhibits.
Item 12 is hereby amended and restated as follows:

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Amended and Restated Offer to Purchase dated March 18, 2011.

(a)(1)(H)*	Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(I)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)*	Second Amended and Restated Offer to Purchase dated April 7, 2011.

(a)(1)(L)*	Second Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(M)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(O)	Third Amended and Restated Offer to Purchase dated April 18, 2011.

(a)(1)(P)	Third Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(Q)	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R)	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated February 22, 2011.

(a)(5)(B)	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(5)(C)*	Amended and Restated Investor Presentation (March 18, 2011).

(a)(5)(D)*	Press Release dated March 18, 2011.

(a)(5)(E)*	Joint Press Release dated March 22, 2011.

(a)(5)(F)*	Joint Press Release dated March 30, 2011.

(a)(5)(G)*	Amended and Restated Investor Presentation (March 31, 2011).

(a)(5)(H)	Press Release dated April 7, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(a)(5)(I)*	Amended and Restated Investor Presentation (April 7, 2011).

(a)(5)(J)	Amended and Restated Investor Presentation (April 18, 2011).

(b)	Not applicable.

(d)(1)	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)	Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011).

(d)(3)*	Amendment No. 2 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of March 18, 2011.

(d)(4)	Amendment No. 3 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of April 7, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(5)*	Form of Certificate of Designation of Series A Voting Preferred Stock.

(d)(6)*	Form of Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph & Co., Inc., Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(7)*	Form of Insider Warrant Exchange Agreement by and among 57th Street General Acquisition Corp., 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan, LLC, Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC and Rodman & Renshaw, LLC.

(d)(8)*	Acknowledgement of Forfeiture of Shares by 57th Street GAC Holdings LLC dated April 7, 2011 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(9)*	Form of Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC.

(d)(10)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Crumbs, Inc., Jason Bauer, Mia Bauer and Victor Bauer.

(d)(11)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(12)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and EHL Holdings LLC.

(d)(13)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp. and each of Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(14)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and each of 57th Street GAC Holdings LLC, Morgan Joseph and each of Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC.

(d)(15)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Jason Bauer.

(d)(16)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Mia Bauer.

(d)(17)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(18)	Form of Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members.

(d)(19)	Form of Third Amended and Restated LLC Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
Item 13. Information Required by Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57TH STREET GENERAL ACQUISITION CORP.

	By:	/s/ Mark D. Klein Mark D. Klein
Chairman, President and Chief Executive Officer

Date: April 18, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Amended and Restated Offer to Purchase dated March 18, 2011.

(a)(1)(H)*	Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(I)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(K)*	Second Amended and Restated Offer to Purchase dated April 7, 2011.

(a)(1)(L)*	Second Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(M)*	Second Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(N)*	Second Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(O)	Third Amended and Restated Offer to Purchase dated April 18, 2011.

(a)(1)(P)	Third Amended and Restated Letter of Transmittal to Tender Shares of Common Stock.

(a)(1)(Q)	Third Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(R)	Third Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated February 22, 2011.

(a)(5)(B)	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(5)(C)(ii)*	Amended and Restated Investor Presentation (March 18, 2011).

(a)(5)(D)*	Press Release dated March 18, 2011.

(a)(5)(E)*	Joint Press Release dated March 22, 2011.

(a)(5)(F)*	Joint Press Release dated March 30, 2011.

(a)(5)(G)*	Amended and Restated Investor Presentation (March 31, 2011).

(a)(5)(H)	Press Release dated April 7, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(a)(5)(I)*	Amended and Restated Investor Presentation (April 7, 2011).

(a)(5)(J)	Amended and Restated Investor Presentation (April 18, 2011).

(b)	Not applicable.

(d)(1)	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)	Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011).

(d)(3)*	Amendment No. 2 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of March 18, 2011.

(d)(4)	Amendment No. 3 to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members dated as of April 7, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(5)*	Form of Certificate of Designation of Series A Voting Preferred Stock.

(d)(6)*	Form of Registration Rights Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC, the Members of Crumbs Holdings LLC, 57th Street GAC Holdings LLC, Morgan Joseph & Co., Inc., Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC, Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(7)*	Form of Insider Warrant Exchange Agreement by and among 57th Street General Acquisition Corp., 57th Street GAC Holdings LLC, Morgan Joseph TriArtisan LLC, Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC and Rodman & Renshaw, LLC.

(d)(8)*	Acknowledgement of Forfeiture of Shares by 57th Street GAC Holdings LLC dated April 7, 2011 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on April 7, 2011).

(d)(9)*	Form of Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC.

(d)(10)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Crumbs, Inc., Jason Bauer, Mia Bauer and Victor Bauer.

(d)(11)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(12)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and EHL Holdings LLC.

(d)(13)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp. and each of Akin Gump Strauss, Hauer & Feld, LLP, Ellenoff Grossman & Schole, LLP, Cynthia Lance, LLC and Integrated Corporate Relations Inc.

(d)(14)*	Form of Lock up Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and each of 57th Street GAC Holdings LLC, Morgan Joseph and each of Ladenburg Thalmann & Co. Inc., I-Bankers Securities Incorporated, Maxim Group LLC, Rodman & Renshaw, LLC.

(d)(15)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Jason Bauer.

(d)(16)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and Mia Bauer.

(d)(17)*	Form of Employment Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and John D. Ireland.

(d)(18)	Form of Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members.

(d)(19)	Form of Third Amended and Restated LLC Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.